Pasithea Therapeutics Corp.

1111 Lincoln Road, Suite 500

Miami Beach, FL 33139

September 10, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pasithea Therapeutics Corp.
Registration Statement on Form S-1
File No. 333-255205

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pasithea Therapeutics Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-255205) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on September 14, 2021 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Robert Cohen at (212) 547-5885. The Company hereby authorizes Mr. Cohen to orally modify or withdraw this request for acceleration.

Very truly yours,

PASITHEA THERAPEUTICS CORP.

By:	/s/ Dr. Tiago Reis Marques
Name:	Dr. Tiago Reis Marques
Title:	Chief Executive Officer and Director